Exhibit 99.1

FOR IMMEDIATE RELEASE

Investor Relations:	Media Relations:
Chris Burns Ph: 800-252-3526 David Marshall Ph: 353-1-709-4444	Niamh Lyons Ph: 353-1-663-3600 US Media Relations Ph: 866-964-8256

ELAN ANNOUNCES FILING OF ANNUAL REPORT FOR YEAR ENDED
DECEMBER 31, 2010

DUBLIN, Ireland—March 25, 2011 - Elan Corporation, plc (NYSE: ELN) today announced the publication and filing of its Annual Report for the fiscal year ended December 31, 2010. The Annual Report along with Elan's Form 20-F for the year ended December 31, 2010 (as filed with the Securities and Exchange Commission on February 24, 2011) are available on Elan's website at www.elan.com. Elan will provide to all holders of Elan securities, upon request and free of charge, a hard copy of our complete audited financial statements included in our Form 20-F and the Annual Report for the year ended December 31, 2010. A copy of the Annual Report is being submitted to the Irish Stock Exchange, and will shortly be available for inspection at:

Company Announcements Office,
Irish Stock Exchange,
28 Anglesea Street,
Dublin 2,
Ireland.

About Elan Corporation, plc
Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York and Irish Stock Exchanges. For additional information about the Company, please visit www.elan.com.

Source: Elan Corporation, plc

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